BNY MELLON INVESTMENT ADVISER, INC.
240 Greenwich Street

New York, New York 10286

January 26, 2022

BNY Mellon Stock Funds

240 Greenwich Street
New York, New York 10286

Re: Expense Limitation Agreement – BNY Mellon International Small Cap Fund

To Whom It May Concern:

Effective March 1, 2022, BNY Mellon Investment Adviser, Inc. ("BNYM Investment Adviser"), intending to be legally bound, hereby confirms its agreement in respect of BNY Mellon International Small Cap Fund (the "Fund"), a series of BNY Mellon Stock Funds (the "Trust"), as follows:

The fund's investment adviser, BNY Mellon Investment Adviser, has contractually agreed to waive receipt of its fees and/or assume the direct expenses of the fund so that the direct expenses of none of the fund's classes (excluding Rule 12b-1 fees, shareholder services fees, taxes, interest, brokerage commissions, commitment fees on borrowings and extraordinary expenses) exceed 1.00%. On or after March 1, 2023, BNY Mellon Investment Adviser, Inc. may terminate this expense limitation agreement at any time.

This Agreement may only be amended by agreement of the Trust, on behalf of the Fund, upon the approval of the Board of Trustees of the Trust and BNYM Investment Adviser, to increase the amount of the waiver and may only be terminated prior to March 1, 2023 in the event of termination of the Management Agreement between BNYM Investment Adviser and the Trust with respect to the Fund.

BNY MELLON INVESTMENT ADVISER, INC.

By: /s/ James Bitetto

         James Bitetto

         Secretary

Accepted and Agreed To:

BNY MELLON STOCK FUNDS,

On Behalf of BNY Mellon International Small Cap Fund

By: /s/ James Windels_______

        James Windels

        Treasurer